CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2018 and 2017
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited - stated in thousands of United States Dollars)

As at	Note	March 31, 2018	December 31, 2017
Assets
Current assets
Cash		$275,344	$231,596
Accounts receivable	9	11,724	15,668
Inventories	10	43,790	41,432
Prepaid expenses		12,660	10,922
		$343,518	$299,618
Non-current assets
Other long-term assets	11	123,546	114,680
Restricted cash		21,765	22,193
Mining interests and plant and equipment	12	1,041,238	1,049,309
		$1,530,067	$1,485,800
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$81,523	$84,746
Share based liabilities	13	2,569	1,898
Finance leases		16,857	16,358
Income tax payable		9,563	8,337
Provisions		16,211	19,133
		$126,723	$130,472
Non-current liabilities
Share based liabilities	13	448	218
Provisions		40,633	41,652
Finance leases		22,236	22,217
Deferred tax liabilities		149,336	133,645
		$339,376	$328,204
Shareholders' equity
Share capital		953,270	951,184
Reserves		33,774	33,122
Accumulated other comprehensive income		15,971	36,078
Retained earnings		187,676	137,212
		1,190,691	1,157,596
		$1,530,067	$1,485,800

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three months ended March 31, 2018 and 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts)

		Three Months Ended	Three Months Ended
	Note	March 31, 2018	March 31, 2017
			(Restated - note 4)
Revenue		$198,237	$168,528
Production costs	5	(66,097)	(80,609)
Royalty expense		(6,018)	(4,667)
Depletion and depreciation		(27,948)	(35,459)
Earnings from mine operations		98,174	47,793
Expenses
General and administrative	6	(8,760)	(5,565)
Transaction costs		—	(378)
Exploration and evaluation		(16,703)	(8,724)
Care and maintenance		(809)	(2,401)
Earnings from operations		71,902	30,725
Other income, net	7	5,364	124
Finance Items
Finance income	8	718	572
Finance costs	8	(710)	(3,268)
Earnings before income taxes		77,274	28,153
Current income tax expense		(5,146)	(6,606)
Deferred tax expense		(18,321)	(6,179)
Earnings from continuing operations		53,807	15,368
Loss from discontinued operations	4	—	(2,235)
Net earnings		$53,807	$13,133
Other comprehensive income
Items that have been or may be subsequently reclassified to net earnings:
Unrealized and realized gains on investments in equity securities, net of tax		—	5
Exchange differences on translation of foreign operations		(29,682)	32,587
Items that will not be reclassified to net earnings:
Changes in fair value of investments in equity securities, net of $1,555 tax	11	9,575	—
Total other comprehensive income		(20,107)	32,592
Comprehensive income		$33,700	$45,725

Basic earnings per share from continuing operations	14(b(iii))	$0.25	$0.08
Diluted earnings per share from continuing operations	14(b(iii))	$0.25	$0.07
Basic loss per share from discontinued operations		$—	($0.02)
Diluted loss per share from discontinued operations		$—	($0.01)
Total basic earnings per share		$0.25	$0.06
Total diluted earnings per share		$0.25	$0.06

Weighted average number of common shares outstanding (in 000's)
Basic	14(b(iii))	211,044	204,468
Diluted	14(b(iii))	212,239	207,591
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2018 and 2017
(unaudited - stated in thousands of United States Dollars)

		Three Months Ended	Three Months Ended
	Note	March 31, 2018	March 31, 2017
			(Restated - note 4)
Operating activities
Earnings from continuing operations		$53,807	$15,368
Depletion and depreciation		27,948	35,459
Share based payment expense	14(b(ii))	1,912	1,401
Other income, net		(5,364)	(124)
Finance items, net		(8)	2,696
Income tax expense		23,467	12,785
Income tax paid		(3,793)	(48)
Cash reclamation expenditures		(2,931)	(2,035)
Change in non-cash working capital	15	(5,401)	2,372
Net cash provided by operating activities of continuing operation		89,637	67,874
Net cash (used in) provided by operating activities of discontinued operations		—	(1,303)
Investing activities
Additions to mining interests	12	(30,184)	(21,405)
Additions to plant and equipment	12	(9,244)	(7,921)
Proceeds on dispositions of assets	12	732	347
Net cash used in investing activities of continuing operations		(38,696)	(28,979)
Net cash used in investing activities of discontinued operations		—	(79)
Financing activities
Net proceeds from exercise of stock options		1,807	5,023
Interest received, net of interest paid of $397		321	197
Payment of finance lease obligations		(5,030)	(3,739)
Payment of dividends	14(a)	(3,351)	—
Net cash (used in) provided by financing activities of continuing operations		(6,253)	1,481
Net cash (used in) provided by financing activities of discontinued operations		—	(32)
Impact of foreign exchange on cash balances of continuing operations		(940)	5,799
Impact of foreign exchange on cash balances of discontinued operations		—	56
Change in cash of continuing operations during the period		43,748	46,175
Change in cash of discontinued operations during the period		—	(1,358)
Change in cash		43,748	44,817
Cash, beginning of period		231,596	234,898
Cash, end of year		$275,344	$279,715
Supplemental cash flow information – Note 15
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited - stated in thousands of United States Dollars, except share information)

		Share Capital		Equity portion of convertible debentures	Reserves	Accumulated other comprehensive income (loss)		(Accumulated Deficit)/ Retained earnings	Shareholders' Equity
	Note	Shares (000s)	Amount		Share based payments and other reserves	Foreign currency translation	Investment revaluation
December 31, 2016		203,032	$900,389	$15,674	$49,996	($71,924)	$340	$11,439	$905,914
Exercise of share options, including transfer from reserves		3,186	$17,868	$—	($12,844)	$—	$—	$—	$5,024
Share based payments expense		—	—	—	547	—	—	—	547
Foreign currency translation		—	—	—	—	32,587	—	—	32,587
Unrealized gain on investments in equity securities, net of tax		—	—	—	—	—	5	—	5
Net earnings		—	$—	$—	$—	$—	$—	$13,133	$13,133
March 31, 2017		206,218	$918,257	$15,674	$37,699	($39,337)	$345	$24,572	$957,210
December 31, 2017		210,945	$951,184	$—	$33,122	$8,974	$27,104	$137,212	$1,157,596
Exercise of share options, including transfer from reserves		266	$2,086	$—	($279)	$—	$—	$—	$1,807
Share based payments expense	14(b(ii))	—	—	—	931	—	—	—	931
Foreign currency translation		—	—	—	—	(29,682)	—	—	(29,682)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	—	9,575	—	9,575
Dividends declared		—	—	—	—	—	—	(3,343)	(3,343)
Net earnings		—	$—	$—	$—	$—	$—	$53,807	$53,807
March 31, 2018		211,211	$953,270	$—	33,774	($20,708)	$36,679	$187,676	$1,190,691

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, “Kirkland Lake Gold”, or the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange under the symbol "KL" and the Australian Securities Exchange under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

The Company is a mid-tier gold producer with four wholly-owned operating mines, two wholly-owned mines currently on care and maintenance and several exploration properties in Canada and Australia.
2. BASIS OF PREPARATION
Statement of Compliance

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting("IAS 34") and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2017, except as noted below under changes in accounting policies. The Interim Financial Statements do not contain all disclosures required by International Financial Reporting Standards ("IFRS") and accordingly should be read in conjunction with the 2017 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Company’s Board of Directors on May 1, 2018.

The Interim Financial Statements have been prepared on a historical cost basis except for financial instruments, as set out in the accounting policies in note 3 of the 2017 annual consolidated financial statements.

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 2, Share-based Payment

IFRS 2 Share-based Payment clarifies the effects of vesting conditions on cash-settled share-based payment transactions, the classification of share-based payment transactions with net settlement features for withholding tax obligations and modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity settled. Based on the Company's assessment, this interpretation will not have a material impact on share-based payments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

IFRS 9, Financial Instruments

The Company adopted IFRS 9 Financial Instruments ("IFRS 9"), which replaced IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and elected to use the exemption to not restate comparative information for prior periods. IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company adopted IFRS 9 Financial Instruments on January 1, 2018. As a result of the adoption of IFRS 9, the Company has changed its accounting policy with respect to financial instruments. Under IFRS 9, the Company’s financial assets are accounted for as follows when compared to the Company’s previous policy in accordance with IAS 39:

Financial Asset	Classification and Measurement Under IAS 39	Classification and Measurement Under IFRS 9
Cash, Restricted cash	Fair value through profit or loss (“FVPL”)	Amortized cost
Accounts receivable and other assets	Loans and receivables - Amortized cost	Amortized cost
Other long-term assets - investments in equity securities	Available for sale - Fair value through other comprehensive income (“FVOCI”)	FVOCI
Other long-term assets - warrant investments	FVPL	FVPL

Under IFRS 9, the Company’s investments in equity securities are designated as financial assets at FVOCI. Fair value gains and losses on investments in equity securities are recognized in other comprehensive income with no reclassification to the consolidated statements of earnings. Therefore, the IFRS 9 impairment model does not apply to investments in equity instruments. The impairment model applies to financial assets measured at amortized cost.

The change did not result in a change in carrying value of any of our financial instruments on transition date.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities.

Upon initial application of IFRS 9, there is no impact to the condensed consolidated interim financial statements as of the date of initial application.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial instruments

a)Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as FVPL, FVOCI, or amortized cost. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as FVPL

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

or amortized cost.

Financial assets and financial liabilities at FVPL are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets designated as FVOCI are measured at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as FVPL, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and restricted cash are classified as amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI and are measured at fair value. Accounts payable and accrued liabilities are classified as and measured at amortized cost.

Warrant investments are classified as FVPL.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) replaces IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. The Company adopted IFRS 15 as at January 1, 2018.

The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2018), without restating the financial statements on a retrospective basis. The Company has reviewed its sales contracts with customers using the five-step analysis under IFRS 15 and there are no material changes to the amounts and timing of revenue recognized. No adjustment to opening retained earnings was, therefore, required on transition to IFRS 15.

As a result of the adoption of IFRS 15, the Company has changed its accounting policy for revenue recognition as detailed below.

Revenue

Metal sales includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of transfer of control.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and permits early adoption.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. Based on the

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Company's assessment, this interpretation will not have a material impact on the condensed consolidated interim financial statements.

Accounting Standards Issued But Not yet Adopted

IFRS 16, Leases

In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replace the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet, unless certain criteria for exclusion are met.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019. The extent of the impact of adopting the standard has not yet been determined. The Company is in the process of developing its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company is currently in the process of assessing the impact that the new interpretation will have on its consolidated financial statements.

4. DISPOSITION OF STAWELL MINE

In December 2017, the Company completed the sale of Stawell Gold Mines Pty Ltd which owned the Stawell Gold Mine ("Stawell Mine") located in the State of Victoria, Australia. The Stawell Mine was previously one of the Company's operating segments. The Company received $6,250 in cash consideration and retained a 2.5% net smelter return ("NSR") on the Stawell Mine. There is a performance bond held with an Australian bank of $4,497 that guarantees the rehabilitation obligation. If the bond is subsequently drawn, the purchaser will be obligated to reimburse the Company as a requirement under the sale agreement. The performance bond will remain in place for the earlier of three years or the start of production at the Stawell Mine. The disposition of Stawell Mine is accounted for as a discontinued operation in the comparative prior period.

5. PRODUCTION COSTS
Production costs include the following:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Operating costs	$66,014	$80,366
Share based payment expense. (note 14(b(ii)))	83	243
Production costs	$66,097	$80,609

6. GENERAL AND ADMINISTRATIVE
General and administrative expenses include the following:

	Three months ended March 31, 2018	Three months ended March 31, 2017
General and administrative - other	$6,931	$4,407
Share based payment expense. (note 14(b(ii)))	1,829	1,158
General and administrative	$8,760	$5,565

7. OTHER INCOME, NET
Other income, net include the following:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Loss on disposal of non core mining interests and plant and equipment (note 12)	($489)	($407)
Change in fair value of warrant investments	1,695	—
Recognition of deferred premium on flow through shares	—	413
Unrealized and realized foreign exchange (loss) gain, net	3,925	(231)
Other income	233	349
Other income, net	$5,364	$124

8. FINANCE ITEMS

Finance income and expense includes the following:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Interest income on bank deposits	$718	$572
Finance income	$718	$572

Unwinding of discount on convertible debentures	$—	$2,649
Interest on finance leases	397	341
Finance fees and bank charges	51	3
Unwinding of discount on rehabilitation provision	262	275
Finance expense	$710	$3,268

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

9. ACCOUNTS RECEIVABLE

As at	March 31, 2018	December 31, 2017
Trade receivables	$3,201	$4,246
Sales tax and other statutory receivables	7,737	10,379
Other receivables	786	1,043
	$11,724	$15,668

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at March 31, 2018 are past due.

Trade receivables represent the value of gold doré sold as at quarter end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There are no doubtful accounts.

10. INVENTORIES

As at	March 31, 2018	December 31, 2017
Gold doré	$1,683	$1,515
Gold in circuit	13,133	12,814
Ore stockpiles	7,946	6,538
Supplies and consumables	21,028	20,565
	$43,790	$41,432

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the three months ended March 31, 2018 and 2017 is $66,014 and $80,366, respectively (note 5). During the three months ended March 31, 2018, there were no write downs of inventory to net realizable value related to supplies inventory (March 31, 2017 - $nil). There were no reversals of write downs of inventory to net realizable value during the three months ended March 31, 2018 and 2017.

11. OTHER LONG-TERM ASSETS

As at	March 31, 2018	December 31, 2017
Investments in equity securities	$108,245	$100,109
Warrant investments	14,037	12,754
NSR Royalty from Stawell Mine	1,091	1,138
Other	173	679
	$123,546	$114,680

Investments in equity securities

Changes in the investments in equity securities for the three months ended March 31, 2018 and year ended December 31, 2017 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

	Three months ended March 31, 2018	Year ended December 31, 2017
Balance, beginning of period	$100,109	$5,885
Acquisition of investments	—	69,171
Disposition of investments	—	(5,772)
Unrealized gain	11,130	30,249
Foreign currency translation	(2,994)	576
Investments in equity securities, end of period	$108,245	$100,109

The fair market value of the investments and warrants held as at March 31, 2018 and December 31, 2017 are as follows:

Investments in equity securities	Shares	Fair market value as at December 31, 2017	Gain/(loss)	Foreign currency translation	Fair market value as at March 31, 2018
Bonterra Resources Inc.	17,857,000	8,274	(706)	(232)	7,336
Coeur Mining Inc.	198,217	1,487	146	(47)	1,586
De Grey Mining Ltd.	33,333,333	4,168	178	(127)	4,219
Metanor Resources Inc.	12,272,143	6,863	(1,358)	(177)	5,328
Novo Resources Corp.	25,830,268	76,141	13,479	(2,525)	87,095
Other		3,176	(609)	114	2,681
Total		$100,109	$11,130	($2,994)	$108,245

Warrant investments	Shares	Valuation technique	Fair market value as at December 31, 2017	Gain/(loss)	Foreign currency translation	Fair market value as at March 31, 2018
De Grey Mining Ltd.	33,333,333	Black Scholes	1,192	(92)	(34)	1,066
Metanor Resources Inc.	6,136,072	Black Scholes	938	(538)	(17)	383
Novo Resources Corp.	14,000,000	Barrier Option Pricing	10,624	2,325	(361)	12,588
Total			$12,754	$1,695	($412)	$14,037

The inputs used to value the warrant investments are as follows:

Input	De Grey Mining Ltd.	Metanor Resources Inc. first tranche	Metanor Resources Inc. second tranche	Novo Resources Corp.
Closing stock price day before grant	$0.16	$0.56	$0.56	$4.35
Exercise price	$0.19	$0.90	$0.90	$6.00
Expected life of the warrants	1.67	1.06	1.72	2.44
Volatility	58.57%	65.11%	79.49%	61.97%
Risk-free rate	1.77%	1.77%	1.77%	1.77%
Barrier	—	—	—	12
Rebate	—	—	—	6

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

12. MINING INTERESTS AND PLANT AND EQUIPMENT

Three months ended March 31, 2018	Depletable	Non depletable	Total Mining Interest	Plant and equipment	Total
Cost
At January 1, 2018	$864,385	$116,285	$980,670	$375,571	$1,356,241
Additions, including transfer from construction in progress	33,114	1	33,115	12,318	45,433
Construction in progress, net of transfers to plant and equipment	—	—	—	3,201	3,201
Change in environmental closure assets (estimate and discount rate)	67	—	67	—	67
Disposals	—	—	—	(2,711)	(2,711)
Foreign currency translation	($22,169)	($2,661)	($24,830)	($9,284)	($34,114)
Cost at March 31, 2018	$875,397	$113,625	$989,022	$379,095	$1,368,117
Accumulated depreciation and depletion
At January 1, 2018	$213,440	$—	$213,440	$93,492	$306,932
Depreciation	32	—	32	10,824	10,856
Depletion	17,884	—	17,884	—	17,884
Disposals	—	—	—	(2,070)	(2,070)
Foreign currency translation	($4,879)	$3	($4,876)	($1,847)	($6,723)
Accumulated depreciation and depletion at March 31, 2018	$226,477	$3	$226,480	$100,399	$326,879
Carrying value at March 31, 2018	$648,920	$113,622	$762,542	$278,696	$1,041,238

Year ended December 31, 2017	Depletable	Non depletable	Total Mining Interest	Plant and equipment	Total
Cost
Cost at January 1, 2017	$692,430	$135,834	$828,264	$298,925	$1,127,189
Additions, including transfer from construction in progress	95,643	212	95,855	69,755	165,610
Construction in progress, net of transfers to plant and equipment	—	—	—	1,405	1,405
Fair value of shares issued for IBA, amortized over life of mine	10,686	—	10,686	—	10,686
Change in environmental closure assets (estimate and discount rate)	8,109	30	8,139	—	8,139
Disposals	(208)	(30,199)	(30,407)	(18,196)	(48,603)
Foreign currency translation	$57,725	$10,408	$68,133	$23,682	$91,815
Cost at December 31, 2017	$864,385	$116,285	$980,670	$375,571	$1,356,241
Accumulated depreciation and depletion
Cost at January 1, 2017	$95,410	$—	$95,410	$55,735	$151,145
Depreciation	140	—	140	42,201	42,341
Depletion	108,403	—	108,403	—	108,403
Disposals	(338)	—	(338)	(9,861)	(10,199)
Foreign currency translation	$9,825	$—	$9,825	$5,417	$15,242
Accumulated depreciation and depletion at December 31, 2017	$213,440	$—	$213,440	$93,492	$306,932
Carrying value at December 31, 2017	$650,945	$116,285	$767,230	$282,079	$1,049,309
Mining Interests
Depletable mining interests at March 31, 2018 includes the carrying value of the assets for the producing mines in Canada (Macassa Mine and Holt Complex) for $302,015 (December 31, 2017 - $303,210), and Australia (Fosterville

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

and Cosmo mines) for $346,905 (December 31, 2017 - $347,735), with the remainder of the change from the date of acquisition due to foreign exchange impact.
Non-depletable mining interests at March 31, 2018 includes $44,876 (December 31, 2017 - $46,245) for the carrying value of previously acquired interest in exploration properties around the Company’s Macassa Mine in Canada, with the change in value related primarily to impact of foreign exchange; and $68,746 (December 31, 2017 - $70,234) for the carrying value of various acquired exploration properties in Australia, with the remainder of the change from the date of acquisition due to foreign exchange impact.
Plant and Equipment
Plant and equipment at March 31, 2018, includes $3,201 (December 31, 2017 - $1,405) of construction in progress. Plant and equipment also includes costs of $67,031 (December 31, 2017 - $72,307) and accumulated depreciation of $9,157(December 31, 2017 - $17,883) related to capital equipment and vehicles under finance leases.

During the three months ended March 31, 2018, the Company disposed of certain old equipment for cash proceeds of $732 (three months ended March 31, 2017 - $347) and recognized a loss of $489 (three months ended March 31, 2017 – $407).

13. SHARE BASED LIABILITIES

The Company has a deferred share unit plan ("DSU Plan") for non-executive directors of the Company, which provides a cash payment, common shares or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold

Inc. after the plan of Arrangement that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of deferred share units ("DSUs") and phantom share units outstanding during the three months ended March 31, 2018 and year ended December 31, 2017 are as follows:

	Three months ended March 31, 2018		Year ended December 31, 2017
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year,	131,006	95,000	40,356	185,037
Granted	34,406	—	103,600	—
Redeemed	—	—	(12,950)	(90,037)
Balance at period end	165,412	95,000	131,006	95,000

Changes in the share based liabilities during the three months ended March 31, 2018 and year ended December 31, 2017 are as follows:

	Three months ended March 31, 2018	Year ended December 31, 2017
Opening liability	$2,116	$436
Share based payment expense	981	2,222
Redeemed DSUs and phantom share units (cash payments)	—	(605)
Foreign currency translation	(80)	63
Total share based payment liability	$3,017	$2,116
Current portion of share based liability	$2,569	$1,898
Long term share based liability	$448	$218

14. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at March 31, 2018, the Company had 211,211,383 common shares outstanding (December 31, 2017 - 210,944,884).

During the three months ended March 31, 2018, the Company issued an aggregate of 266,499 common shares upon the exercise of 266,499 stock options.

During the three months ended March 31, 2018, the Company did not purchase any shares pursuant the the Normal Course Issuer Bid ("NCIB") approved by the TSX on May 15, 2017.

On March 28, 2018, the Company declared a quarterly dividend of C$0.02 per common share that was paid on April 13, 2018. The Company accrued $3,340 (C$4,224) as at March 31, 2018 related to the declared dividend with the corresponding reduction in retained earnings. The Company paid $3,351 (C$4,219) in dividends during the three months ended March 31, 2018.

(b)	RESERVES

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

(i)	Share based compensation plans

The Company has the following outstanding equity based awards:

Stock options

During the three months ended March 31, 2018 and 2017, the Company did not grant any stock options.

Changes in stock options during the three months ended March 31, 2018 and 2017 were as follows:

	Three months ended March 31, 2018		Three months ended March 31, 2017
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Opening Balance	1,499,315	$5.80	7,514,307	$4.60
Exercised	(266,499)	8.58	(1,804,842)	3.59
Expired	(49,724)	10.97	(50,000)	17.82
Forfeited	—	—	(25,000)	4.75
Stock options outstanding, end of year	1,183,092	$4.95	5,634,465	$4.81
Stock options exercisable, end of year	1,121,092	$4.94	5,362,377	$4.84

The weighted average share price at the date of exercise for stock options exercised during the three months ended March 31, 2018 is C$19.57 per share (three months ended March 31, 2017 – C$9.87).

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility the Company and the mining industry.
Stock Options Exercised
The following table outlines share options exercised during the three months ended March 31, 2018 and March 31, 2017:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $15.11	266,499	January 1, 2018 - March 31, 2018	$19.57

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$1.11 - $7.81	1,804,842	January 1, 2017 - March 31, 2017	$9.87
Other equity based instruments

The Company has a long-term incentive plan that provides for RSUs and PSUs (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

Movements in the number of the PSUs and RSUs for the three months ended March 31, 2018 and March 31, 2017 are as follows:

	Three months ended March 31, 2018		Three months ended March 31, 2017
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of period	342,206	364,263	1,707,571	108,589
Granted	171,875	171,875	258,658	258,658
Cancelled	—	—	(12,438)	(12,438)
Redeemed	—	—	(1,383,151)	(3,569)
Balance, end of period	514,081	536,138	570,640	351,240

(ii)	Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill) and general and administrative costs (options granted to directors and corporate employees).

	Three months ended March 31, 2018	Three months ended March 31, 2017
RSU and PSU share based payment expense	$921	$514
RSU and PSU cash payments	—	50
Stock options share based payment expense	10	33
Equity based instruments share based payment expense	$931	$597
Cash settled instruments share based payment expense (note 13)	$981	$804
Total share based payment expense	$1,912	$1,401
The allocation of share based payment expense on the consolidated statement of operations and comprehensive income for the three months ended March 31, 2018 and 2017 is as follows:

	Three months ended March 31, 2018	Three months ended March 31, 2017
General and administrative	$1,829	$1,158
Production costs	83	243
Total share based payment expense	$1,912	$1,401

(iii)	Basic and diluted income per share
Basic and diluted income per share for the three months ended March 31, 2018 and 2017 is calculated as shown in the table below. The diluted income per share for the three months ended March 31, 2018 and 2017 includes the impact of certain outstanding options, PSUs and RSUs.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

	Three months ended March 31, 2018	Three months ended March 31, 2017
Earnings from continuing operations	53,807	$15,368
Loss from discontinued operations	—	($2,235)
Net earnings	53,807	$13,133
Weighted average basic number of common shares outstanding (in '000s)	211,044	204,468
Basic earnings per share from continuing operations	$0.25	$0.08
Basic loss per share from discontinued operations	$—	($0.02)
Basic earnings per share	$0.25	$0.06
Weighted average diluted number of common shares outstanding (in '000s)	212,239	207,591
Diluted earnings per share from continuing operations	$0.25	$0.07
Diluted loss per share from discontinued operations	$—	($0.01)
Diluted earnings per share	$0.25	$0.06

Weighted average diluted number of common shares for three months ended March 31, 2018 and 2017 is calculated as follows:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Weighted average basic number of common shares outstanding (in '000s)	211,044	204,468
In the money shares - share options (in '000s)	997	2,789
In the money shares - RSUs and PSUs (in '000s)	198	334
Weighted average diluted number of common shares outstanding (in '000s)	212,239	207,591

The following items were excluded from the computation of weighted average shares outstanding for the three months ended March 31, 2018 and 2017 as their effect would be anti-dilutive:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Share options (in '000s)	186	2,845
RSUs and PSUs (in '000s)	852	588
Convertible debentures (in '000s)	—	5,036

15. SUPPLEMENTAL CASH FLOW INFORMATION

As at March 31, 2018, the Company’s cash balance of $275,344 (December 31, 2017 – $231,596) was held in full at major Canadian and Australian banks in deposit accounts.

Supplemental information to the statements of cash flows is as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

	Three months ended March 31, 2018	Three months ended March 31, 2017
Change in non-cash working capital
Decrease (increase) in accounts receivable	$3,590	$2,410
Decrease (increase) in inventory	(1,988)	7,485
Decrease (increase) in prepaid expenses and current assets	(2,081)	1,762
Decrease (increase) in accounts payable and accrued liabilities	(4,922)	(9,285)
	($5,401)	$2,372

Investing and financing non-cash transactions
Plant and equipment acquired financed through finance lease	$6,275	$1,562

16. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the three months ended March 31, 2018 and 2017 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

As at and for the three months ended March 31, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$71,827	$43,947	$82,463	$—	$—	$198,237
Production costs	(26,704)	(21,757)	(17,636)	—	—	(66,097)
Royalty expense	(2,103)	(2,311)	(1,604)	—	—	(6,018)
Depletion and depreciation	(10,953)	(5,730)	(11,129)	(134)	(2)	(27,948)
Earnings (loss) from mine operations	32,067	14,149	52,094	(134)	(2)	98,174
Expenses
General and administrative	—	—	—	—	(8,760)	(8,760)
Transaction costs	—	—	—	—	—	—
Exploration and evaluation	(997)	(1,756)	(5,846)	(8,104)	—	(16,703)
Care and maintenance	—	(657)	—	(152)	—	(809)
Earnings (loss) from operations	31,070	11,736	46,248	(8,390)	(8,762)	71,902
Other income (loss)						5,364
Finance items
Finance income						718
Finance costs						(710)
Earnings before taxes from continuing operations						77,274

Total expenditures:
Mining interest	$11,117	$7,001	$12,066			$30,184
Plant and equipment	1,334	3,378	4,532			9,244
Total capital expenditures	$12,451	$10,379	$16,598	$—	$—	$39,428

Total assets	$476,925	$203,892	$433,134	$134,965	$281,151	$1,530,067
Total liabilities	$122,149	$46,589	$125,983	$31,629	$13,386	$339,736

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

As at and for the three months ended March 31, 2017
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$64,053	$35,554	$56,272	$12,649	$—	$168,528
Production costs	(27,016)	(18,708)	(19,050)	(15,835)	—	($80,609)
Royalty expense	(1,292)	(2,295)	(1,080)	—	—	($4,667)
Depletion and depreciation	(10,700)	(5,858)	(16,630)	(2,269)	(2)	($35,459)
Earnings (loss) from mine operations	25,045	8,693	19,512	(5,455)	(2)	47,793
Expenses
General and administrative	—	—	—	(36)	(5,529)	($5,565)
Transaction costs	—	—	—	—	(378)	($378)
Exploration and evaluation	(2,378)	(1,569)	(3,731)	(1,046)		($8,724)
Care and maintenance	—	(1,694)	—	(707)		($2,401)
Earnings (loss) from operations	22,667	5,430	15,781	(7,244)	(5,909)	30,725
Other income (loss)						124
Finance items
Finance income						572
Finance costs						(3,268)
Earnings before taxes from continuing operations						28,153

Total expenditures:
Mining interest	$7,371	$4,929	$7,511	$3,550	$79	$23,440
Plant and equipment	3,738	1,220	2,249	793	—	8,000
Total capital expenditures	$11,109	$6,149	$9,760	$4,343	$79	$31,440

Total assets	$581,588	$76,492	$11,640	$72,715	$624,596	$1,367,031
Total liabilities	$183,251	$41,581	$35,459	$29,657	$119,873	$409,821
Information as at and for the three months ended March 31, 2017 has been restated to exclude Stawell Mine which was sold in 2017 and is presented as a discontinued operation (note 4).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

The following table shows metal sales and non-current assets by geographic region:

	Non-current assets
	As at
	March 31, 2018	December 31, 2017
Geographic information
Australia	$551,598	$666,626
Canada	$634,951	$519,556
Total	$1,186,549	$1,186,182

The following table summarizes sales to individual customers exceeding 10% of quarterly metal sales for the following periods:

For the three months ended	Metal sales
March 31, 2018
Customer
1	$81,976
2	40,807
3	33,492
4	38,259
194,534
% of total sales	98%

For the three months ended	Metal sales
March 31, 2017
Customer
1	$56,681
2	53,768
3	29,336
139,785
% of total sales	83%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. The customers differ in the three months ended March 31, 2018 and 2017.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

17. FINANCIAL INSTRUMENTS
Carrying values of financial instruments
The carrying values of the financial assets and liabilities at March 31, 2018 and December 31, 2017 are as follows:

As at	March 31, 2018	December 31, 2017
Financial Assets
At fair value through profit or loss
Warrant investments	$14,037	$12,754

Loans and receivables, measured at amortized cost
Cash	$275,344	$231,596
Restricted cash	$21,765	$22,193
Accounts receivable (not including sales taxes)	$3,987	$5,289
	$301,096	$259,078

Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities of public companies	$108,245	$100,109

Financial Liabilities
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$81,523	$84,746
Finance leases	$39,093	$38,575

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the consolidated statement of financial position is as follows:

As at	March 31, 2018	December 31, 2017
Level 1
Investments in equity securities - publicly traded (note 11)	$108,245	$100,109

Level 2
Warrant investments	$14,037	$12,754